

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 28, 2006

Mr. Michael Chen, Chief Financial Officer
Spur Ventures, Inc.
Suite 3083, Three Bentall Centre
595 Burrard Street, P.O. Box 49298
Vancouver, British Columbia, Canada V7X 1L3

> **Re: Spur Ventures, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2005**
> **Filed July 3, 2006**
> **File No. 000-29638**

Dear Mr. Chen:

        We have reviewed your Form 20-F for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Operating Results, page 13

1.   We note that your revenues for 2005 increased by approximately 72% over your revenues for 2004. We further note that you explain a 47% increase in sales volume for 2005. Please provide a narrative discussion of the extent your

increase in revenues is attributable to changes in prices or other factors to explain the remaining increase in revenue. In addition, provide a description of your revenue generating activities. Refer to Item 5.A.1. of Form 20-F for additional guidance.

2.   We note that consolidated gross profit of $99,953 for 2005 and loss of $50,258 for 2004 were the same as YSC's gross profit. Please confirm to us that your phosphate mining rights and assets and phosphoric acid plant in Yichang of YMC did not produce any revenues or cost of sales. Otherwise, tell us why the consolidated gross profit were identical to YSC's gross profit.

3.   We note that you disclose EBITDA for 2005 and 2004, which represents a non-GAAP measure. Please provide the following disclosures, or remove disclosure of EBITDA:

- A reconciliation of the of the non-GAAP financial measure with the most directly comparable financial measure presented in accordance with GAAP;

- A description of why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations; and

- A description of how you use the non-GAAP financial measure.

Refer to General Instruction C.(e) of Form 20-F for additional guidance.

4.   We note that you disclosed EBITDA amounts of negative $536,391 and $2,487,365 for 2005. Please clarify why you present two different EBITDA amounts. In your response, please also address why two different EBITDA amounts are presented for the year ended December 31, 2004.

5.   Please expand your discussion of operating results for the year ended December 31, 2005, to describe why foreign exchange loss increased to $953,508.

6.   We note on page 14 that you have complete control over the disbursements from the YMC registered capital accounts. Please tell us whether another party has control over the YSC registered accounts. If so, describe who has control, how much cash is maintained in those accounts, and the circumstances in which another party can withdraw the cash.

7.   Please expand your Operating and Financial Review and Prospects to describe recent accounting standards under both Canadian GAAP and U.S. GAAP that have been issued and not yet adopted. In this regard, describe the following:

- A brief description of the new standard, the date that adoption is required, and the date you plan to adopt the standard, if earlier;

- A discussion of the method of adoption allowed by the standard and the method expected to be utilized, if determined; and

- A discussion of the impact that adoption of the standard is expected to have on the financial statements, unless not known or reasonably estimable. In that case, a statement to that effect should be made.

Refer to SAB 74 for additional guidance.

8.   Please expand your Operating and Financial Review and Prospects to describe your critical accounting estimates. Your discussion should provide information about the quality and variability of your earnings and cash flow so that investors may ascertain the indicative value of your reported financial information. We generally find that disclosures including both a sensitivity analysis and discussion of historical experience in making the critical estimate are effective in conveying this information. Please refer to FRC Section 501.14 for additional guidance.

Liquidity and Capital Resources, page 15

9.   Please expand your liquidity and capital resources to include the following:

- A description of your cash requirements, to include a discussion of your bank loans, and

- A discussion and analysis of operating cash flows that addresses the material changes in the underlying drivers, rather than merely describing items identified on the face of the statement of cash flows.

Refer to Item 5.B. of Form 20-F and FRC 501.13 for additional guidance.

Control and Procedures, page 28

10.   Revise your disclosure to state whether there have been any changes in your internal control over financial reporting that occurred during your last fiscal quarter that have materially affected, or are reasonably likely to materially affect,

> your internal control over financial reporting. Please refer to Section II.F.3 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Consolidated Financial Statements, page 1

11.   We note on page 13 within your Operating and Financial Review and Prospects that you granted credits to some customers to promote sales and overcome competition. Please describe for us in greater detail the nature of these credits and how you accounted for them. Your response should explain, at a minimum, the following information:

*   The dollar amount of credits granted;

*   The timing of when the credits were granted (i.e., before or after the recognition of revenue);

*   An explanation as to how you accounted for the credits; and

*   Whether the issuance of credits is a normal business practice.

In addition, tell us how you determined your revenue to be fixed or determinable under US GAAP, in light of the issuance of the credits. Refer to SAB Topic 13 for additional guidance.

Foreign currency translations, page 6

12.   We note that you consider YMC to be an integrated operation and YSC to be a self-sustaining operation. Please explain to us in detail the basis for your conclusion and the factors that contributed to different conclusions for each entity.

Note 15. Segmented information, page 8

13.   You state that management believes your operations are part of an integrated fertilizer business, and therefore have not identified separate segments for activities relating to NPK production facility owned and operated by YSC and the exploration of mineral rights through the YMC joint venture entity. We further note on page 13 that you discuss the gross profit of YSC, but you do not disclose YSC as a reportable segment. Please tell us how you applied the guidance in

CICA 1701 in determining your reportable segments. In your response, specifically address why you believe the operations of YSC and YMC are not identified as separate reportable segments.

Engineer Comments

General

14.   You have disclosed proven and probable reserves. Forward to our engineer as supplemental information and not as part of the filing, information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of SEC's Industry Guide 7.   This includes:

- Property and geologic maps

- Description of your sampling and assaying procedures

- Drill-hole maps showing drill intercepts

- Representative geologic cross-sections and drill logs

- Description and examples of your cut-off calculation procedures

- Cutoffs used for each category of reserve and resource

- Justifications for the drill hole spacing used at various classification levels

- A detailed description of your procedures for estimating "reserves"

- Copies of pertinent engineering and geological reports, feasibility studies and mine plans (including cash flow analyses). This would include the Pre-feasibility Study completed in 1999, the feasibility study and environmental assessment completed in 2000, and the updated feasibility study completed by Jacobs Engineering in April 2002. In the event these studies consist of multiple volumes, please forward a copy of the executive summaries on a CD formatted for use by Adobe PDF type files.

- A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

- Copies of sales contracts, product specifications and other information that can establish the entry into the targeted markets needs to be forwarded for our review.

Provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed Federal Express shipping label to facilitate the return of the supplemental information.

Property Plants and Equipment, page 12

15. For each of your exploration projects, mines and beneficiation facilities, clarify who controls the mineral concession or mining license, provisional permits, and where appropriate, the surface rights. If you do not control the concession or mining license, permits, or surface rights, disclose your obligations for your material exploration and or operational areas. Disclose the following regarding your mining licenses:

- A description of all interests in the properties, including the terms of all underlying agreements.

- Disclose the conditions that must be met to retain your claims, concessions, leases or licenses.

- Disclose the area of your mineral concession or license, either in hectares or acres.

Revise to fully discuss the material terms of the land and/or mineral rights securing agreements to comply with the guidance in paragraph (b)(2) of Industry Guide 7.

16. Please disclose the information as required by Industry Guide 7 (b). In particular, for each property, include the following information:

- The location, means of access to the property, and transportation from the property.

- Any conditions that must be met in order to obtain or retain title to the property.

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

- A description of any work completed on the property and its present condition.

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

- A description of equipment and other infrastructure facilities.

- The current state of exploration of the property.

- The total costs incurred to date and all planned future costs.

- The source of power and water that can be utilized at the property.

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

- Please disclose whether you do or do not have a geologist or mining engineer's report on the properties.

You may refer to Industry Guide 7(b) paragraphs (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address:
http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

17. Disclose a brief description for the active open pits or underground mining operations. Describe the major equipment used, general manpower requirements, mine development activities, and maintenance and/or support activities. Provide a table or graph illustrating the average market price for your salable products within your market area (China). Disclose the sensitivity of your reserves to changes in commodity prices.

18. Insert a small-scale map showing the location and access to each property, as required by Instruction 1(a) to Item 4.D of Form 20-F. Note that SEC's EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location

when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance would generally require maps and drawings with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

- A north arrow.

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

- A title of the map or drawing, and the date on which it was drawn.

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

19.   Combining the proven and probable reserve categories is contrary to the guidance of Industry Guide 7, which provides that reserves may be combined as "proven/probable" only if proven and probable reserves cannot be readily segregated. Please revise your reserve statement and list the proven reserves separate from probable reserves. Please disclose generalized operating costs and recovery parameters used to determine your cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or tenor used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

20.   You did not disclose the salable product or transfer prices you use to estimate the economic viability of your reserve estimates. Other factors that were not included as footnotes were expected mine dilution, mining and metallurgical recoveries, and operational costs. Please note that Industry Guide 7 requires that prices used in your reserve estimates reflect "current economic conditions at the time of the

reserve determination." Please state the product pricing used to determine your economic reserve. Please note it is the staff position that reserve estimates utilize the historical three-year average product price in the economic analysis.

Documents on Display, page 27

21.   Please change the public reading room address to 100 F Street NE, Washington, D.C. 20549.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief